UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June, 2016

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER,

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING THE FORMATION OF “NTT SECURITY,” A SPECIALIZED SECURITY COMPANY

On June 6, 2016, the registrant filed with the Tokyo Stock Exchange a notice regarding the formation of “NTT Security,” a specialized security company. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Yasutake Horinouchi
	Name:	Yasutake Horinouchi
	Title:	Vice President
Investor Relations Office

Date: June 6, 2016

June 6, 2016

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo Stock Exchange)

NOTICE REGARDING FORMATION OF “NTT SECURITY,”

A SPECIALIZED SECURITY COMPANY

Nippon Telegraph and Telephone Corporation (“NTT”) hereby announces that, at a meeting of its Board of Directors held today, NTT authorized the formation of “NTT Security Corporation” (“NTT Security”). The services offered by NTT Security will aggregate the advanced analytics technologies, security threat intelligence and security experts of NTT Com Security, Solutionary, Dimension Data, NTT Innovation Institute and NTT Communications. For more details, please see the attached press release.

The formation of NTT Security will not have a material impact on NTT’s consolidated results of operations.

June 6th, 2016

Nippon Telegraph and Telephone Corporation

Formation of “NTT Security”, a Specialized Security Company

Nippon Telegraph and Telephone Corporation (abbreviated to NTT; Head Office: Chiyoda-Ku, Tokyo; President: Hiroo Unoura) is establishing “NTT Security Corporation”, a specialized security company to deliver Managed Security Services (MSS) and specialized security expertise through the NTT operating companies worldwide. The services offered by NTT Security are based on NTT’s advanced analytics technologies, threat intelligence and the security experts of NTT Com Security, Solutionary, Dimension Data, NTT Innovation Institute and NTT Communications.

For clients of all of NTT’s subsidiaries, NTT will continue to increase investments in developing industry leading security solutions that support the entire security life-cycle. Through aligning its investments, NTT will accelerate its security value proposition with cutting edge technologies and services powered by global threat intelligence allowing clients to take full advantage of an integrated approach to security solutions as part of a wider set of technology services. These services will be taken to market globally, and client engagement will be managed by the NTT operating companies Dimension Data, NTT Communications and NTT Data.

Summary of NTT Security

(1)	Corporate name: NTT Security Corporation

(2)	Head of Office: Tokyo, Japan

(3)	Capital fund: 25.5 Billion Yen

(4)	Shareholder: NTT 100%

(5)	CEO: Jun Sawada (Senior Executive Vice President, NTT)

(6)	Number of Employees: 1300

(7)	Schedule: Start operations on August, 1st, 2016

(8)	Business summary:

Offering specialized security services (consulting for governance, risk management, compliance and security system design, managed security services(MSS), threat intelligence and analytics)

NTT Security will be driven by matrix organization with Global Headquarters and 4 Region Headquarters of USA, Europe, Asia Pacific (APAC), and Japan to take the increased value to our customers of the best mix of global integration and local responsiveness to region specific requirements.

NTT will appoint a team of experienced leaders to lead this new company;

Global Headquarters

Representative Director and President, Chief Executive Officer (CEO)	Jun Sawada (Senior Executive Vice President of NTT)

Director, Chief Operating Officer (COO)	Frank Brandenburg (CEO, NTT Com Security)

Director, Chief Administrative Officer (CAO), Chief Compliance Officer (CCO)	Kazunori Yozawa (Vice President of MSS-TF, NTT Communications)

Director, Chief Financial Officer (CFO)	Martin Naughalty (CFO, NTT Com Security)

Director, Chief Technology Officer (CTO)	Mike Hrabik (President & CTO, Solutionary)

Director	Tsunehisa Okuno (Senior Vice President, Head of Global Business Office, NTT)

Director	Kazuhiko Okubo (Executive Research Engineer, Secure Platform Laboratories, Service Innovation Laboratory Group, NTT)

Director	Akitoshi Hattori (Senior Manager, Global Business Office, NTT)

Region Headquarters

USA Region CEO	Steve Idelman* (CEO, Solutionary)

USA Region President & COO	Mike Hrabik (President & CTO, Solutionary)

Europe Region CEO	Frank Brandenburg (CEO, NTT Com Security)

APAC Region CEO	Martin Schlatter (Director Security Services, Dimension Data)

Japan Region CEO	Kazunori Yozawa (Vice President of MSS-TF, NTT Communications)

*	The term of Steve Idelman will expire on December 31st, 2016. Mike Hrabik will take up USA Region CEO on January 1st, 2017.

Company profiles

Summary of NTT Com Security

(1)	Head of Office: Ismaning, Germany

(2)	Foundation: 1993

(3)	CEO: Frank Brandenburg

(4)	Number of Employees: 840

(5)	Business summary:

Offering total IT security solutions/services (sales and maintenance of security hardware and software, consulting for governance, risk management, compliance and security system design, managed security services(MSS))

[NTT Com Security Web site] http://www.nttcomsecurity.com

Summary of Solutionary

(1)	Head of Office: Nebraska, United States

(2)	Foundation: 2000

(3)	CEO: Steve Idelman

(4)	Number of Employees: 430

(5)	Business summary:

Offering IT security services (Consulting for compliance, security system design and security management, managed security services(MSS))

[Solutionary Web site] http://www.solutionary.com/

Summary of Dimension Data

(1)	Head of Office: Johannesburg, South Africa

(2)	Foundation: 1983

(3)	CEO: Brett Dawson

(4)	Number of Employees: 30,000

(5)	Business summary:

Offering total IT solutions/services in 58 countries all over the world (sales and maintenance of IT hardware and software, consulting, IT outsourcing, Cloud services, managed services)

[Dimension Data Web site] http://www.dimensiondata.com/

Summary of NTT Innovation Institute

(1)	Head of Office: California, United States

(2)	Foundation: 2013

(3)	CEO: Nina Simosko

(4)	Number of Employees: 40

(5)	Business summary:

Research and Development in cyber security, cloud computing, software defined network and other innovative technologies

[NTT Innovation Institute Web site] http://www.ntti3.com/

Contact:

Jumpei Watase, Global Business Office, NTT Corporation

e-mail: junpei.watase.oo@hco.ntt.co.jp